RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

January 11, 2005

Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA ANNOUNCES ADDITIONAL INFILL DRILLING RESULTS AT THE SALAVE GOLD PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is pleased to report additional favourable assay results from its ongoing 15,500 meter infill drilling program, in support of the feasibility study, at the Salave gold project in northern Spain. With approximately two thirds (2/3) of the program now complete, the infill drilling results continue to confirm earlier exploration results while showing the potential for some significant additions along the margins of the existing deposit and at depth. Hole RN-42 intercepted 15.3 meters averaging 10.8 g/t gold at a down hole depth of 215 meters. The intercept extended the deeper, higher grade portion of the deposit by approximately 50 meters to the northwest where the zone remains open.

Complete assay results from 25 additional holes are reported in Table 1 at the end of this release. The best intercepts are highlighted below:

Hole #	From	To	Thickness (meters along the hole)	Gold (g/t)
RN21	15.00	69.90	**54.9**	**3.4**
RN22	168.45	188.75	**20.3**	**7.1**
RN23	109.70	141.40	**31.7**	**9.3**
Including	112.25	123.00	**10.7**	**20.5**
	167.60	212.00	**44.4**	**6.1**
Including	167.60	190.6	**23.0**	**9.3**
RN24	1.80	69.35	**67.5**	**4.2**
RN25	70.50	106.00	**35.5**	**4.5**
RN26	187.60	225.50	**37.9**	**5.0**
Including	198.00	218.00	**20.0**	**7.8**
RN29	117.90	136.70	**18.8**	**6.1**
RN31	0.00	70.00	**70.0**	**5.3**
RN33	156.40	187.10	**30.70**	**4.0**
RN36	70.60	133.00	**62.4**	**4.0**
RN42	215.05	230.40	**15.3**	**10.8**

A sketch map showing the area covered by the infill drilling program and a detail map of the lower zone is attached at the end of this news release. If you are unable to view this information, please download from Rio Narcea's website at www.rionarcea.com/operations under the Salave project or contact the Company at the numbers listed below.

Quality control (QC) for sample preparation and analysis of samples for the Salave infill drilling program has been designed by independent consultant, Alan Noble of O.R.E. Reserves Engineering, Colorado, U.S.A., to meet or exceed the requirements of National Instrument 43-101 (Standards of Disclosure for Mineral projects). This QC program includes the use of blanks, duplicates and standard reference samples, in conjunction with systematic check assays in external laboratories. The Qualified Person as defined by NI 43-101 for the drilling program is Eugene Spiering, Vice President of Exploration for Rio Narcea.

In addition to the infill drilling program, the Company is preparing all documents for the requisite permit applications, metallurgical and hydrological work required for the bankable feasibility study, which is expected to be completed in the second half of 2005.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania. The Company produces gold at its El Valle and Carlés mines and is finishing the commissioning of its Aguablanca nickel-copper-PGM mine in southern Spain. Rio Narcea is expecting to start the construction of its Tasiast gold project located in Mauritania, West Africa, in early 2005 and is also completing a full feasibility study of its Salave gold deposit in northern Spain.

For further information, contact John W.W. Hick, Vice-Chairman and CEO or Laurie Gaborit, Manager Investor Relations.

Tel: (416) 956 7470 Fax: (416) 956 7471 E-Mail: info@rngm.com Website:www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Table 1. Diamond drill results of the Salave gold project (first 20 holes released on September 17, 2004).

Hole #	From	To	Thickness (m)	Gold (g/t)
RN20	161.95	170.35	8.40	5.6
Including	168.35	170.35	2.00	19.4
	253.35	255.65	2.30	42.0
RN21	15.00	69.90	54.90	3.4
	74.00	96.85	22.85	2.2
	101.60	112.70	11.10	2.3
	121.60	135.45	13.85	1.8
	193.30	196.50	3.20	4.8
RN22	80.00	84.10	4.10	3.7
	135.45	136.80	1.35	5.9
	161.50	162.95	1.45	12.8
	168.45	188.75	20.30	7.1
RN23	28.00	36.00	8.00	2.1
	68.00	80.75	12.75	3.6
	109.70	141.40	31.70	9.3
Including	112.25	123.00	10.75	20.5
Including	136.95	140.50	3.55	10.4
	149.35	156.55	7.20	12.8
	167.60	212.00	44.40	6.1
Including	167.70	190.60	23.00	9.3
	243.40	254.00	10.60	1.7
RN24	1.80	69.35	67.55	4.2
	74.25	77.30	3.05	5.9
	87.95	109.00	21.05	3.2
	117.30	127.80	10.50	1.7
	140.80	177.40	36.60	2.1
	182.95	194.40	11.45	4.0
RN25	40.40	65.50	25.10	2.7
	70.50	106.00	35.50	4.5
RN26	118.20	144.00	25.80	1.8
Including	126.30	131.00	4.70	3.7
	187.60	225.50	37.90	5.0
Including	198.00	218.00	20.00	7.8
RN27	116.70	124.50	7.80	5.1
	130.00	146.70	16.70	4.1
	181.90	218.40	36.50	2.4
	232.45	253.85	21.40	4.2
Including	244.50	247.50	3.00	18.1
RN28	51.90	63.55	11.65	8.3
	70.60	76.40	5.80	2.3
	82.85	88.60	5.75	6.9
	110.70	110.80	10.10	1.6
RN29	25.50	39.70	14.20	2.7
	45.70	59.80	14.10	1.5

Hole #	From	To	Thickness (m)	Gold (g/t)
RN29 con't	83.70	99.70	16.00	2.1
	117.90	136.70	18.80	6.1
	159.60	169.50	9.90	2.7
	177.00	186.00	9.00	6.7
	206.25	233.75	27.50	2.9
RN30	192.45	214.50	22.05	2.7
	222.00	229.10	7.10	1.3
	259.20	262.25	3.05	2.9
RN31	0.00	70.00	70.00	5.3
	114.05	149.85	35.80	2.7
	160.65	172.55	11.90	3.4
	177.00	191.10	14.10	1.3
RN32	10.95	17.35	6.40	1.8
	54.15	75.80	21.65	2.0
	91.85	107.70	15.85	4.2
	130.90	134.95	4.05	6.4
RN33	61.50	101.85	40.35	2.3
	156.40	187.10	30.70	4.0
	191.50	221.00	29.50	2.5
	210.00	211.50	1.50	19.0
RN34	16.50	19.55	3.05	16.3
	57.00	60.35	3.35	5.6
	70.05	78.40	8.35	2.8
	102.90	112.80	9.90	2.2
	118.65	132.05	13.40	1.9
	168.05	201.00	32.95	1.8
RN35	111.30	116.40	5.10	1.2
	175.10	179.55	4.45	2.0
	186.95	197.20	10.25	5.7
RN36	13.70	32.00	18.30	3.8
	70.60	133.00	62.40	4.0
	147.50	157.80	10.30	2.6
	162.60	184.75	22.15	3.2
	195.00	212.40	17.40	1.5
RN37	163.65	180.85	17.20	2.2
	185.85	192.00	6.15	1.50
	232.95	234.30	1.35	17.3
RN38	47.60	54.50	6.90	2.0
	64.25	67.50	3.25	3.9
	82.00	83.60	1.60	11.8
	88.00	96.50	8.50	2.2
RN39	21.45	29.50	8.05	3.2
	57.25	60.30	3.05	3.8
	65.55	67.00	1.45	3.3
	98.00	113.25	15.25	3.0
RN40	78.25	82.20	3.95	3.9
	128.00	138.75	10.75	3.9
Including	133.35	137.00	3.65	8.4

Hole #	From	To	Thickness (m)	Gold (g/t)
RN42	90.30	95.25	4.95	3.2
	129.70	139.60	9.90	2.1
	171.75	178.25	6.50	2.7
	189.65	203.45	13.80	6.8
	215.05	230.40	15.35	10.8
	234.45	249.30	14.85	2.6
GT2	117.15	118.15	1.00	2.5
	325.80	326.70	0.90	15.0
GT3	68.45	73.90	5.45	6.2
	71.55	72.70	1.15	18.2
	82.50	97.25	14.75	3.0
	101.75	112.20	10.45	2.4
	171.05	180.95	9.90	1.8
GT4	32.20	33.50	1.30	1.0
	69.15	77.30	8.15	1.4

RIO NARCEA GOLD MINES, LTD.

SALAVE GOLD PROJECT GRADE x THICKNESS MAP OF DRILL HOLE INTERCEPTS



DRILL HOLE INTERCEPT GRADE x THICKNESS DETAIL MAP OF LOWER ZONE (at vertical depth of 200 meters)



TOTAL GRADE x THICKNESS MAP